GRIDIRON BIONUTRIENTS, INC.

6991 East Camelback Road

Suite D-300

Scottsdale, AZ 85251

Telephone: (800) 570-0438

‘CORRESP’

November 13, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	GridIron BioNutrients, Inc. (the “Company”)
File No. 000-55852
Preliminary information statement on Schedule 14C

Ladies and Gentlemen:

This correspondence accompanies the filing of the aforedescribed information statement. Please direct any comments or questions you may have to the undersigned via email to tim@gridironmvp.com, with a copy to Brian A. Pearlman, Esq., Pearlman Law Group LLP, telephone (954) 880-9484, email to brian@pslawgroup.net.

Thank you.

Sincerely,

/s/ Timothy Orr
Timothy Orr
President